Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bellerophon Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-202069) on Form S-8 of Bellerophon Therapeutics, Inc. of our report dated March 21, 2016, with respect to the consolidated balance sheets of Bellerophon Therapeutics LLC as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’/members’ equity and invested equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Bellerophon Therapeutics, Inc.

/s/ KPMG LLP
Short Hills, New Jersey
March 21, 2016